Exhibit 99.1

Avricore Health Announces Lifting of Management Cease Trade Order

Vancouver, British Columbia, June 04, 2019 (GLOBE NEWSWIRE) -- Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) ("Avricore Health" or the "Company") reports that the Management Cease Trade Order granted by the British Columbia Security Commission on May 2, 2019 was lifted effective June 3, 2019 following the filing of the Company's financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2018.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Bob Rai, Director and CEO

604-247-2639

info@avricorehealth.com

www.avricorehealth.com